Exhibit 99.1

Concord Healthcare Announces Official Release of the Proton Therapy Large Model

BEIJING, May 29, 2025 /PRNewswire/ --  Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a subsidiary of Concord Medical Services Holdings Limited (the “Company”) (NYSE: CCM), which subsidiary is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, announced that Concord Healthcare had made important progress in precise tumor diagnosis and treatment technology. Concord Healthcare’s self-developed large language model (“LLM”) in the vertical field of proton therapy was officially released and successfully deployed in Guangzhou Concord Cancer Hospital. Since the commencement of the proton therapy in Guangzhou Concord Cancer Hospital, the proton therapy has completed a number of high-quality patient treatment cases, demonstrating the outstanding advantages of precise treatment, significant efficacy, and reduced side effects.

Concord Healthcare’s proton LLM is the first LLM focusing on proton therapy in China, and its research and development relies on the tumor diagnosis and treatment technology system and massive data accumulated by Concord Healthcare over the years. It integrates nearly 10,000 high-quality radiotherapy cases to construct multimodal medical data, and also integrates data from Proton China and professional journal literature to achieve enhancement of model training.

The Company previously announced the listing of Concord Healthcare’s H shares on the HKSE on January 9, 2024. The information related to Concord Healthcare’s Transactions on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

About Concord Healthcare

Concord Healthcare is an oncology healthcare provider in China. Concord Healthcare serves both cancer patients through self-owned medical institutions and third-party medical institutions through medical equipment, software and related services. In its self-owned medical institutions, Concord Healthcare provides a full spectrum of oncology healthcare services to cancer patients across the entire care continuum, leveraging its multidisciplinary team specialists and diagnosis and treatment capabilities featuring precision radiation therapy. Through its medical equipment, software and related services, Concord Healthcare serves a widespread network of enterprise customers, primarily hospitals, with integrated oncology-related services, including primarily sales and installing of medical equipment and software, management and technical support, and operating lease.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn